SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     ---------------------------------------

                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                         ---------------------------------

                         (Title of Class of Securities)

                                    G20045103
                         ---------------------------------
                                 (CUSIP Number)

                            Melissa J. Schwartz, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       -----------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 1999
                              -------------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages

                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ELEMENTAL LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[_]

6        Citizenship or Place of Organization

                  Gibraltar

                           7        Sole Voting Power
  Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                   4,166,318
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                             4,166,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,166,318

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    22.51%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MEDIA MOST LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Gibraltar

                           7        Sole Voting Power
  Number of                                0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 4,166,318
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,166,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,166,318

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    22.51%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MEDIA MOST B.V.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Netherlands

                           7        Sole Voting Power
  Number of                                0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 4,166,318
   Each
  Reporting                9        Sole Dispositive Power
   Person                                  0
    With
                           10       Shared Dispositive Power
                                           4,166,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,166,318

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    22.51%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ZAO MEDIA MOST

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Russian Federation

                           7        Sole Voting Power
  Number of                                0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 4,166,318
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  0
    With
                           10       Shared Dispositive Power
                                           4,166,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,166,318

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    22.51%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. ANDREI V. TSIMAILO

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Russian Federation

                           7        Sole Voting Power
  Number of                                0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 4,166,318
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  0
    With
                           10       Shared Dispositive Power
                                           4,166,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,166,318

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [_]

13       Percent of Class Represented By Amount in Row (11)

                                    22.51%

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  VLADIMIR A. GOUSSINSKY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Russian Federation; Israel

                           7        Sole Voting Power
  Number of                                4,166,318
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  4,166,318
    With
                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,166,318

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    22.51%

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages

                  This  Amendment  No. 3 to  Schedule  13D  relates to shares of
Class A Common Stock, $0.01 par value per share (the "Shares"), of Central European Media Enterprises Ltd. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated October 4, 1999 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that, as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Elemental Limited ("EL");

                  ii)      Media Most Limited ("MM Ltd.");

                  iii)     Media Most B.V. ("MM BV");

                  iv)      ZAO Media Most ("ZAO MM");

                  v)       Dr. Andrei V. Tsimailo ("Dr. Tsimailo"); and

                  vi)      Mr. Vladimir A. Goussinsky ("Mr. Goussinsky").

                  This Statement relates to Shares held for the account of EL.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Approximately $851,812 was expended to purchase the securities reported herein as being acquired by EL. The amount expended was provided by New Television Technologies Limited, a Gibraltar company and a wholly owned subsidiary of MM Ltd., in the form of an interest-free inter-company loan payable on demand.

                  The securities held for the account of EL may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  The securities reported herein as having been acquired for the account of EL were acquired because the securities are considered to be an attractive investment. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. In addition, the Reporting Persons may seek to enter into discussions with the Issuer about potential areas of mutually beneficial business cooperation.

                                                              Page 9 of 11 Pages


Item 5.           Interest in Securities of the Issuer.

                  (a) (i) Each of the Reporting Persons may be deemed the beneficial owner of the 4,166,318 Shares (approximately 22.51% of the total number of Shares outstanding) held for the account of EL.

                  (b) (i) Each of EL, MM Ltd., MM BV, ZAO MM and Dr. Tsimailo may be deemed to have the shared power to direct the voting and disposition of the 4,166,318 Shares held for the account of EL.

                     (ii) Mr. Goussinsky may be deemed to have the sole power to direct the voting and disposition of the 4,166,318 Shares held for the account of EL.

                  (c) Except for the transactions listed on Annex A hereto, which were effected in open market transactions, there have been no transactions effected with respect to the Shares since October 13, 1999 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons.

                  (d)      Not applicable.

                  (e)      Not applicable.

                                                             Page 10 of 11 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 26, 1999

                                                     ELEMENTAL LIMITED


                                                     By:      /S/ DAVID SHORTT
                                                              ------------------
                                                              David Shortt
                                                              Director


                                                     MEDIA MOST LIMITED


                                                     By:      /S/ DAVID SHORTT
                                                              ------------------
                                                              David Shortt
                                                              Company Executive

                                                     MEDIA MOST B.V.


                                                     By:      ZAO Media Most
                                                              Director


                                                     By:  /S/ ANDREI V. TSIMAILO
                                                          ----------------------
                                                          Dr. Andrei V. Tsimailo
                                                First Vice-Chairman of the Board


                                                     ZAO MEDIA MOST


                                                     By:  /S/ ANDREI V. TSIMAILO
                                                          ----------------------
                                                          Dr. Andrei V. Tsimailo
                                                First Vice-Chairman of the Board


                                                     DR. ANDREI V. TSIMAILO

                                                     /S/ ANDREI V. TSIMAILO
                                                     ---------------------------



                                                     VLADIMIR A. GOUSSINSKY

                                                     /S/ VLADIMIR A. GOUSSINSKY
                                                     ---------------------------

                                                             Page 11 of 11 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.


                             Date of          Nature of         Number of       Net Average
For the Account of
------------------           Transaction      Transaction       Securities      Purchase Price
                             -----------      -----------       ----------      --------------

EL                           10/15/99         PURCHASE           15,000         $2.0300
                             10/18/99         PURCHASE           7,500          $1.9675
                             10/20/99         PURCHASE           5,000          $2.0300
                             10/21/99         PURCHASE           20,000         $2.0300
                             10/22/99         PURCHASE           362,000        $2.0880

